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                             February 22, 2022

       Andross Chan
       Chief Executive Officer
       Graphex Group Ltd
       11/F COFCO Tower
       262 Gloucester Road
       Causeway Bay, Hong Kong

                                                        Re: Graphex Group Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Filed February 4,
2022
                                                            CIK 0001816723

       Dear Mr. Chan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your response to our prior comment 5 and reissue in part. Please revise your disclosure on the cover
and throughout your prospectus to clarify that a majority the
                                                        company   s operations
are in China. Please disclose that the risks associated with having a majority of your
operations in China may cause the value of your securities
                                                        to significantly
decline or be worthless. Please also disclose on the cover page whether your auditor is subject
to the determinations announced by the PCAOB on December 16,
                                                        2021 and whether and
how the Holding Foreign Companies Accountable Act and related regulations will affect
your company.
 Andross Chan
FirstName LastNameAndross Chan
Graphex Group Ltd
Comapany22,
February  NameGraphex
            2022       Group Ltd
February
Page 2 22, 2022 Page 2
FirstName LastName
2. We note your response to our prior comment 7 and reissue. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date. Please provide this disclsoure on your prospectus cover page.
Prospectus Summary, page 1

3.       We note your response to our prior comment 9 and reissue in part.
Please state
         affirmatively whether you have received all requisite permissions or approvals to operate your business and to offer the securities being registered to foreign investors. Please also more clearly describe, the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals,
         (ii) inadvertently conclude that such permissions or approvals are not required, or
         (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. We note your response to our prior comment 10 and reissue in part. Please revise page 7 to disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. In this section, quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under agreements. Please include the referenced information as it pertains to this comment in your prospectus summary.
5. We note your response to our prior comment 11 and reissue in part. Please include these disclosures in your prospectus summary.
6. We note your response to comment 12 and reissue our comment. Please balance your discussion of your competitive strengths with a discussion of your history of net losses.
Risk Factors, page 41

7. We note your response to our prior comment 16 and reissue in part. Please disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
8. We note your response to our prior comment 17 and reissue in part. Please disclose that the reduction in the number of non-inspection years from three years to two would reduce
 Andross Chan
Graphex Group Ltd
February 22, 2022
Page 3
         the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
General

9. Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K. You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or
Andrew Blume,
Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 with any other questions.



FirstName LastNameAndross Chan                                 Sincerely,
Comapany NameGraphex Group Ltd
                                                               Division of
Corporation Finance
February 22, 2022 Page 3                                       Office of
Manufacturing
FirstName LastName